BY EDGAR SUBMISSION

July 14, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC  20549

Mail Stop 3561

Attention:              William H. Thompson

Accounting Branch Chief

Re:                                                                               Staples, Inc.

Correspondence Submitted on June 21, 2011 Regarding

Form 10-K for the fiscal year ended January 29, 2011

Filed March 2, 2011

Form 8-K filed May 18, 2011

File No. 0-17586

Ladies and Gentlemen:

Enclosed please find our responses to the comments regarding the above referenced filings contained in a letter from William H. Thompson of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated July 1, 2011.

The responses are set forth below.  Your comment is in bold and our responses and supplemental information are in regular or italicized type.

Form 10-K for the Fiscal Year Ended January 29, 2011

Appendix B

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page B-1

1.                                      We reviewed your response to comment eight in our letter dated May 25, 2011.  As previously requested, please tell us your consideration of discussing the impact of service revenues and related costs on your operating results in your discussions of consolidated and segment performance in Appendix B.  In this regard, we note your disclosure on page 3 that your copy and print business is highly profitable and growth in this area contributes meaningfully to gross margin.

Response:  We have not discussed revenue from services separate from the sale of products, as service revenues represent less than five percent of our total revenues.  While the profitability of our service related businesses is significantly better than that of our product sales, it is not material to our consolidated results.  In addition, it is currently impracticable for us to separately report all of the components of cost of goods sold and occupancy costs for products and services, as certain of these costs are tracked at a product or service level while others are tracked in the aggregate.  Therefore, because of these two factors we have not disclosed quantitative cost information for our service related offerings.

In future filings we will modify the discussion of our copy and print business in the Business section to remove the reference to its impact on gross margin and to more qualitatively describe its contribution to our results and our growth strategy.

Consolidated Performance, page B-2

2.                                      We reviewed your response to comment three in our letter dated May 25, 2011.  If you derive a substantial amount of profits in countries that are tax havens, we believe additional disclosure should be considered.  Please tell us your consideration of disclosing profits allocated to countries that are tax havens in which changes in tax rates could have a significant impact on your earnings.

Response:  Staples has  nominal earnings in the Cayman Islands and Bermuda, two jurisdictions that are often characterized as  tax havens, but these earnings  would have a de minimus impact on the effective tax rate if the local tax rates changed.  The earnings that resulted in a meaningful reduction in our effective tax rate were primarily generated by entities in Australia, Canada, Hong Kong and the Netherlands.

In future filings we will include the following language in Management’s Discussion and Analysis of Financial Condition and Results of Operations and in our Income Tax note below the reconciliation of the federal statutory tax rate to Staples’ effective tax rate:

The effective tax rate in any year is impacted by the geographic mix of earnings.  The earnings generated primarily by Staples’ entities in Australia, Canada, Hong Kong and the Netherlands contributed to the foreign tax rate differential noted above.

Liquidity and Capital Resources, page B-10

Sources of Liquidity, page B-11

3.                                      We reviewed your response to comment seven in our letter dated May 25, 2011 noting that in future filings you plan to disclose that future operating lease payments disclosed in the table of contractual obligations do not include common area maintenance, utility or tax payments.  Please tell us if you also plan to provide context for the reader to understand the impact of such costs on your total operating lease obligations and if not, why.

Response:  Common area maintenance, utilities and taxes are not fixed or specifically identified in the majority of our operating leases.  Rather, the amounts are dependant upon various municipal, economic and environmental factors, making precise projections of these amounts difficult.  Historically, common area maintenance and real estate taxes have approximated 25% to 28% of the related lease cost, while utility costs have fluctuated based on the number of facilities open and operating and other factors.  As utility costs do not represent contractual obligations until the services are provided and usage can fluctuate, we will continue to exclude quantitative reference to these expenses from this disclosure.

In future filings we will disclose in a footnote to the contractual obligations table:

The operating lease payments reported above do not include common area maintenance or real estate taxes, which are expected to approximate 25% to 28% of the related operating lease payments. Utility costs related to leased facilities have also been excluded from this table because the payments do not represent contractual obligations until the services have been provided.

Appendix C

Consolidated Financial Statements

Notes to Consolidated Financial Statements, page C-7

Note N – Segment Reporting, page C-32

4.                                      We reviewed your response to comment 14 in our letter dated May 25, 2011.  Reference is made to the table on page 4 in which you disclose your sales by each major product line as a percentage of total sales.  Please refer to ASC 280-10-50-40 and tell us your consideration of disclosing revenues from external customers for each product or each group of similar products or disclosing that providing this information is impracticable.

Response:  In future annual filings we will include the following disclosure in the Company’s segment reporting note of the notes to the Company’s consolidated financial statements:

The following table shows our sales by each major product line as a percentage of total sales for the periods indicated:

	Fiscal year ended
	January 29, 2011	January 30, 2010	January 31, 2009
Office supplies and services	49.0%	47.9%	47.3%
Business machines and related products	30.6%	31.8%	28.2%
Computers and related products	15.3%	15.0%	17.6%
Office furniture	5.1%	5.3%	6.9%
	100.0%	100.0%	100.0%

Form 8-K filed May 18, 2011

Exhibit 99.1

5.                                      We reviewed your response to comment 16 in our letter dated May 25, 2011.  We note that you plan to provide a reconciliation of operating cash flows to free cash flows in future filings.  Please tell us your consideration of also providing the other disclosures required by Item 10(e)(1)(i) of Regulation S-K.  Please refer to instruction two of Item 2.02 of Form 8-K.

Response:  In addition to the reconciliation table we propose to include when we present free cash flow in future press releases, we will provide a definition of the term, add additional disclosure to provide readers with an understanding of the reason why management believes this non-GAAP financial measure is useful to investors and discuss how we use the measure.

If you have any questions with regard to the response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-7409.

Sincerely,

/s/ Christine T. Komola
Christine T. Komola
Senior Vice President & Corporate Controller

cc:           Ronald L. Sargent

John J. Mahoney

Mark G. Borden, Esq.